Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858

VIA EDGAR

June 1, 2018

Mr. Michael Clampitt

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Coastal Financial Corporation
Draft Registration Statement on Form S-1
Submitted April 27, 2018
CIK No. 0001437958

Dear Mr. Clampitt:

On behalf of Coastal Financial Corporation (the “Company”), we hereby provide the Company’s response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 21, 2018, relating to the above referenced registration statement on Form S-1 (the “Registration Statement”). For convenience we have preceded each of the Company’s responses with the Staff’s comment.

In connection with this response, the Company is contemporaneously submitting a revised draft registration statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company or anyone authorized by the Company presents any written communications in reliance on Section 5(d) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications to the Staff as requested.

Mr. Michael Clampitt

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 1, 2018

Use of Proceeds, page 39

2.	Revise to disclose if any material amounts will be kept at the holding company or invested in subsidiaries other than the Bank.

Response: In response to the Staff’s comment, the Company has revised page 44 of the Registration Statement.

Executive Compensation

Non-Equity Incentive Compensation, page 104

3.	We note that your executive officers received non-equity incentive plan compensation for attaining certain corporate performance goals. Please revise to include a general description of these corporate performance goals. See Item 402(o)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 120 of the Registration Statement.

Principal and Selling Shareholders, page 113

4.	Please identify the natural person(s) who exercise the sole or shared voting and/or investment power with respect to the shares held by CJA Private Equity Financial Restructuring Master Fund I, LP. See Instruction 2 to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 132 of the Registration Statement.

Certain Related Party Transactions, page 116

5.	Please expand your disclosure in this section to address not only the transactions since the start of the last fiscal year (2017), but also the two fiscal years preceding the last fiscal year. Refer to Instruction 1 to Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 133 of the Registration Statement.

Letter Agreement with Hovde Group, LLC, page 118

6.	You disclose that on January 6, 2015, you entered into a letter agreement with Hovde Group, LLC, which was terminated as of April 27, 2018, and that notwithstanding the foregoing, if “certain specified transactions occur within twelve months of April 27, 2018, Hovde Group, LLC could be entitled to compensation in excess of $120,000.”

Mr. Michael Clampitt

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 1, 2018

Please revise to describe in greater detail the nature of such specified transactions and how such compensation amount would be determined.

Response: In response to the Staff’s comment, the Company has revised page 135 of the Registration Statement.

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If you have any questions concerning this submission, or if you have further comments, please contact the undersigned at (202) 508-5825 or by email at akaslow@kilpatricktownsend.com.

Sincerely,

/s/ Aaron M. Kaslow

Aaron M. Kaslow